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December 28, 2009	Mary E. Weber 617-951-7000 617-951-7050 fax Mary.Weber@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Ms. Mary Beth Breslin
Mr. Jay Mumford

Re:	pSivida Corp.
Registration Statements on Form S-3
Filed November 25, 2009
File Nos. 333-163347 and 333-163349

Dear Ms. Breslin and Mr. Mumford,

On behalf of pSivida Corp., a Delaware corporation (the “Company”), we are writing with respect to:

•

the Company’s Registration Statement on Form S-3, File No. 333-163347, filed on November 25, 2009 (the “Primary Registration Statement”), and relating to the Company’s registration of shares of its Common Stock, $0.001 par value per share (“Common Stock”), preferred stock, warrants and units; and

•

the Company’s Registration Statement on Form S-3, File No. 333-163349, filed on November 25, 2009 (together with the Primary Registration Statement, the “Registration Statements”), and relating to the Company’s registration of shares of its Common Stock underlying options and warrants.

On behalf of the Company, we respectfully withdraw the prior requests for acceleration of the effective date of the Registration Statements.

Best regards,

/s/ Mary E. Weber

Mary E. Weber

Cc:	Lori Freedman (pSivida Corp.)